UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

	OMB APPROVAL
	OMB Number:	3235-0058
FORM 12b-25	Expires:	April 30, 2009
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NOTIFICATION OF LATE FILING	hours per response	2.50
	SEC FILE NUMBER 811-08387
	CUSIP NUMBER 941872-10-3

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☒ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Waterside Capital Corporation

(Full name of registrant)

N/A

(Former name if applicable)

3092 Brickhouse Court

(Address of principal executive office (street and number))

Virginia Beach, Virginia 23452

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Although the management of the Registrant has been working diligently to complete all of the required information for its semi-annual report on Form N-SAR for the period ended June 30, 2010, the Registrant was unable, without unreasonable effort or expense, to complete the required disclosures for the Form N-SAR on or before August 30, 2010. The Registrant is currently in negotiations with the Small Business Administration (“SBA”) to manage the Registrant’s portfolio. The delays in the filing are related to completing these negotiations prior to filing so that such information may be incorporated in the Form N-SAR. The Registrant expects to file its Form N-SAR within the time constraints provided by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Julie H. Stroh	757	626-1111 x 301
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Waterside Capital Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 30, 2010	By:	/s/ Julie H. Stroh
Julie H. Stroh Chief Financial Officer